FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

Acuerdo de Convergencia (Convergence Agreement)

  The October 3, 2006, "Acuerdo de Convergencia" (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of networks more than 21 months ago.

  Nevertheless, even though TELMEX has met the requirements in a timely manner, to date there has not been a favorable resolution form the authority that would allow the company to participate in the various telecommunications services that will be offered in a competitive market in which consumers benefit from faster and better attention which is affecting the company and the development of telecommunications in the country.

  It is important to mention that cable TV operators have been offering voice, data and video services to their customers for more than 2 years and with lower investments.

  At TELMEX, we have carried out investments to maintain state-of-the-art technology, and we constantly are working on increasing the company's productivity and reducing our operating costs. Additionally, we are driving the digital culture through broadband services, the sale of computers, multi-service packages and providing connectivity to thousands of communities that cover more than 90% of the population.

  The sale of computers in installments of up to 48 months increases penetration of computers in Mexican homes, since only 22.1% of them have a computer. That proportion is significantly below the average of nearly 62% for member countries of the OECD.

  TELMEX continues to experience substantially decreased voice service revenues due to ongoing price reduction and strong competition. TELMEX's market share is 19.0% in the voice market overall, which includes both local and cellular operators, and 48.1% in the market segment consisting only of operators of fixed lines.

Telecommunications market in Mexico*-June 2008
Concept	Areas WITH fixed line competition	Areas WITHOUT fixed line competition	Total
TELMEX Other operators Cellular	10.4 million 1.9 million 9.3 million (postpaid)	7.3 million - 64.3 million (prepaid)	17.7 million 1.9 million 73.6 million
Total	21.6 million	71.6 million	93.2 million
% of TELMEX market share	48.1%	10.2%	19.0%

*Estimated

  During the second quarter, there was a gain of 488 thousand broadband Infinitum accounts (ADSL), an increase of 59.8% compared with the same period of 2007. At June 30, TELMEX served 4.1 million Internet services of which 93% are broadband Infinitum.

  In the second quarter, total revenues were 30.9 billion pesos, 6.3% lower than the same period of the previous year. These results reflected increases of 19.6% in Internet access revenues and 4.1% in corporate networks revenues and decreases of 10.4% and 9.0% in local and long distance revenues, respectively.

  EBITDA (1) totaled 14.4 billion pesos, 7.5% lower than the second quarter of the previous year. Operating income totaled 9.9 billion pesos, 9.8% lower than last year's second quarter.

  Majority income from continuing operations in the quarter totaled 6.2 billion pesos, 13.0% lower than the same period of last year. In the second quarter, earnings per share were 33 Mexican cents, a decrease of 8.3%, and earnings per ADR (2) were 64 US cents, a decrease of 1.5% compared with the second quarter of 2007.

  At June 30, net debt (3) increased the equivalent of 830 million dollars to a total of 7.925 billion dollars compared with June 30, 2007.

  Capital expenditures (Capex) were equivalent to 338 million dollars for the first half. In the quarter, the company repurchased 192 million 423 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the second quarter, there were 17.7 million lines in service, a decrease of 3.0% compared with the same period of 2007, due to disconnections caused by the increase in competition from both fixed and cellular lines and to growth in broadband Infinitum services, which in some cases represent substitutions for conventional lines.

Of our lines in service, approximately 10.4 million are in areas that interest competitors and where they also have presence. However, 7.3 million lines are in areas that hold no interest to competitors. For the six months these lines generated revenues of approximately 9.937 billion pesos and an operating loss of 1.226 billion pesos.

During the second quarter, local traffic decreased 10.3% compared with the same period in 2007, with a total of 5.644 billion local calls. Local traffic volume was affected by competition from local and cellular telephony and by managed networks, a trend that strengthens the data business although it adversely affects local traffic.

Long distance

Domestic long distance (DLD) traffic increased 11.3% compared with last year's second quarter, totaling 5.119 billion minutes, due to more packages that include DLD minutes and higher traffic from cellular operators, offset by the decrease in termination traffic with other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic increased 13.8% compared with last year's second quarter, totaling 539 million minutes due to more traffic from cellular operators. Incoming international long distance traffic decreased 16.3% compared with the same period of the previous year, totaling 1.649 billion minutes. The incoming-outgoing ratio was 3.1x.

Interconnection

In the second quarter, interconnection traffic increased 1.0% compared with the second quarter of the previous year, totaling 11.482 billion minutes. Calling party pays traffic decreased 10.5% as a result of the decrease in local and international calling party pays traffic and to the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators increased 5.0%.

Internet access and corporate networks

At June 30, 2008, TELMEX had 4.1 million Internet access services, of which 3.8 million are broadband Infinitum. In the second quarter, we obtained a record quarterly gain of 488 thousand Infinitum accounts, 92.7% higher than the number of new accounts opened in last year's second quarter.

Growth of broadband Infinitum services has been supported by the sale of multi-service packages that offer access to broadband service along with various voice services at competitive prices. Multi-service packages increased 71.8% compared with last year's second quarter. The sale of computers also contributed to the increase in revenues of Tiendas TELMEX (TELMEX Stores) and of our telmex.com portal.

In the corporate market, billed line equivalents for data transmission increased 36.4% compared with the second quarter of 2007, bringing the total to 3.4 million line equivalents of 64 Kbps.

Financial Results

The following financial information for 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos as of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the second quarter, revenues totaled 30.9 billion pesos, a decrease of 6.3% compared with the same period of the previous year. This result was due to the increases of 19.6% in Internet access revenues, 4.1% in corporate networks revenues and 47.4% in other revenues, which includes revenues from Tiendas TELMEX (TELMEX stores) and from the telmex.com portal, as well as for decreases of 10.4% and 9.0% in local and long distance services, respectively, and for the 19.5% decrease in interconnection revenues resulting from the 10.5% decrease in traffic volume and the 9.9% decline in the calling party pays rate.

Local: Local revenues totaled 12.327 billion pesos in the second quarter, a decrease of 10.4% compared with the second quarter of 2007 due to the 8.5% reduction in real terms of revenue per local billed call and to the decrease in local traffic due to competition from both cellular telephony and other fixed telephony operators.

DLD: DLD revenues totaled 4.175 billion pesos in the second quarter, 5.2% lower than the second quarter of 2007. The 11.3% increase in traffic was not enough to offset the 11.3% decrease in the average revenue per minute.

ILD: In the second quarter, ILD revenues totaled 2.103 billion pesos, a decrease of 15.6% compared with the second quarter of the previous year. Revenues from outgoing traffic declined 11.8% to 1.388 billion pesos compared with the second quarter of 2007 due to the 15.5% decrease in average revenue per minute, partially offset by the 13.8% increase in outgoing ILD traffic. Incoming international long distance revenues totaled 716 million pesos, a decrease of 22.1% compared with the second quarter of 2007, reflecting the 16.3% decrease in incoming traffic.

Interconnection: In the second quarter, interconnection revenues decreased 19.5% to 4.774 billion pesos compared with the same period of 2007, mainly due to the 10.5% decline in calling party pays traffic and the decrease of 9.9% in the calling party pays rate.

Corporate networks: In the second quarter, revenues from services related to data transmission through private and managed networks totaled 2.872 billion pesos, 4.1% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services, which offset the reduction in unit prices of these services.

Internet: Revenues from Internet access in the second quarter totaled 3.190 billion pesos, 19.6% higher than last year's second quarter due to the increase of 39.4% in Internet services, partially offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the second quarter, total costs and expenses were 21.013 billion pesos, a decrease of 4.6% compared with the second quarter of 2007. This decrease was mainly due to initiatives carried out to optimize resource use, to the 12.4% decrease in the amount paid to cellular operators for calling party pays services, partially offset by higher charges related to the sale of computers and equipment for customers and to the increase in the provision for uncollectables.

Cost of sales and services: In the second quarter, cost of sales and services decreased 2.2% compared with the same period of 2007, totaling 8.055 billion pesos, due to higher computer and telecommunications equipment costs related to higher sales, offset by initiatives carried out to optimize resource use.

Commercial, administrative and general: In the quarter, commercial, administrative and general expenses totaled 4.973 billion pesos, 2.5% higher than last year's second quarter due to an increase in the provision for uncollectables related to services rendered to another telecommunications operator.

Interconnection: In the second quarter, interconnection costs totaled 3.473 billion pesos, a decrease of 19.9% compared with the same period of 2007 as a result of the 12.4% decrease in the amount paid to cellular telephony operators for calling party pays service and the decrease of 10.5% in calling party pays traffic.

Depreciation and amortization: In the quarter, depreciation and amortization decreased 1.8% to 4.512 billion pesos due to a lower lever of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 14.424 billion pesos in the second quarter, a decrease of 7.5% compared with the same period of last year. The EBITDA margin was 46.6%. Operating income totaled 9.912 billion pesos in the second quarter and the operating margin was 32.1%.

Comprehensive financing cost: Comprehensive financing cost produced a charge of 598 million pesos in the quarter. This resulted from: i) a net interest charge of 578 million pesos, 864 million pesos less than the charge registered in the same period of 2007, due to recognition of the market value of interest rate swaps and the decrease in the level of indebtedness, ii) a net exchange loss of 20 million pesos from the second-quarter exchange rate appreciation of 0.4121 pesos per dollar, offset by 6.977 billion dollars in dollar-peso hedges (weighted average exchange rate: 10.7671 pesos per dollar) and iii) recognition of a decline in the monetary position of 270 million pesos in 2007, an effect that is absent in 2008 under current accounting rules.

Majority income from continuing operations: Majority net income from continuing operations in the second quarter totaled 6.187 billion pesos, 13.0% lower than the same period of the previous year. Earnings per share were 33 Mexican cents, a year-over-year decrease of 8.3%, and earnings per ADR were 64 US cents, a decrease of 1.5% compared with the same period of 2007.

Investments: In the first half, capital expenditures (capex) were the equivalent of 338 million dollars, of which 74.9% was used for growth projects in the voice, data and transport infrastructure and 24.9% for operational support projects and operating needs.

Debt: Total debt at June 30 was the equivalent of 8.872 billion dollars, of which 86.8% is long-term. Of the total debt, 76.4% is in foreign currency and 46.0% has fixed rates. The foreign currency proportion converts to 73.2% if 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rate of 8.145% and 4.47%, respectively, are included. Total net debt (3) increased during the last twelve months the equivalent of 830 million dollars, totaling 7.925 billion dollars.

Repurchase of shares: During the second quarter, the company repurchased 192 million 423 thousand of its own shares.

Relevant Figures

(2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31,
2007 unless otherwise indicated)
					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.

Revenues	Ps.	30,925	Ps.	33,016	(6.3)	Ps.	62,047	Ps.	65,960	(5.9)
EBITDA (1)		14,424		15,590	(7.5)		29,576		32,003	(7.6)
EBITDA margin (%)		46.6		47.2	(0.6)		47.7		48.5	(0.8)
Operating income		9,912		10,995	(9.8)		20,542		22,837	(10.0)
Operating margin (%)		32.1		33.3	(1.2)		33.1		34.6	(1.5)
Majority income from continuing operations		6,187		7,115	(13.0)		11,761		14,716	(20.1)
Earnings per share (pesos)		0.33		0.36	(8.3)		0.62		0.74	(16.2)
Earnings per ADR (dollars) (2)		0.64		0.65	(1.5)		1.21		1.34	(9.7)
Outstanding shares (millions)		18,899		19,761	(4.4)		18,899		19,761	(4.4)
Equivalent ADRs (millions) (2)		945		988	(4.4)		945		988	(4.4)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.
(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.
Revenues
Local	Ps.	12,327	Ps.	13,759	(10.4)	Ps.	25,020	Ps.	27,769	(9.9)
Domestic long distance		4,175		4,404	(5.2)		8,319		8,768	(5.1)
International long distance		2,103		2,492	(15.6)		4,198		4,953	(15.2)
Interconnection		4,774		5,927	(19.5)		9,565		11,484	(16.7)
Corporate networks		2,872		2,760	4.1		5,859		5,472	7.1
Internet		3,190		2,667	19.6		6,110		5,360	14.0
Others		1,484		1,007	47.4		2,976		2,154	38.2
Total		30,925		33,016	(6.3)		62,047		65,960	(5.9)

Costs and Expenses
Cost of sales and services		8,055		8,237	(2.2)		15,893		15,899	(0.0)
Commercial, administrative and general		4,973		4,851	2.5		9,704		9,471	2.5
Transport and interconnection		3,473		4,338	(19.9)		6,874		8,587	(19.9)
Depreciation and amortization		4,512		4,595	(1.8)		9,034		9,166	(1.4)
Total		21,013		22,021	(4.6)		41,505		43,123	(3.8)

Operating income		9,912		10,995	(9.8)		20,542		22,837	(10.0)

Employee profit sharing, net		558		741	(24.7)		1,024		1,605	(36.2)

Other revenues, net		(75)		(1,940)	(96.1)		(140)		(2,198)	(93.6)

Comprehensive financing cost
Interest, net		578		1,442	(59.9)		2,630		2,768	(5.0)
Exchange loss (gain), net		20		(52)	NA		535		354	51.1
(Monetary gain), net		-		270	NA		-		(446)	NA
Total		598		1,660	(64.0)		3,165		2,676	18.3

Equity interest in net (loss) income of affiliates		11		(10)	NA		22		(1)	NA

Income before income tax		8,842		10,524	(16.0)		16,515		20,753	(20.4)

Income tax		2,655		3,410	(22.1)		4,755		6,038	(21.2)

Income before noncontrolling interest		6,187		7,114	(13.0)		11,760		14,715	(20.1)

Noncontrolling interest, net		0		1	NA		1		1	0.0

Majority income from continuing operations	Ps.	6,187	Ps.	7,115	(13.0)	Ps.	11,761		14,716	(20.1)

Majority income from discontunued operations, net of income tax		0		1,268	NA		0		2,890	NA

Majority net income	Ps.	6,187	Ps.	8,383	(26.2)	Ps.	11,761		17,606	(33.2)

EBITDA (1)	Ps.	14,424	Ps.	15,590	(7.5)	Ps.	29,576		32,003	(7.6)

EBITDA margin (%)		46.6		47.2	(0.6)		47.7		48.5	(0.8)
Operating margin (%)		32.1		33.3	(1.2)		33.1		34.6	(1.5)

Exchange rate at June 30, 2008: 10.2841 pesos vs dollar

Balance Sheets
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]

		June 30,		June 30,
		2008		2007
Assets
Cash and cash equivalents	Ps.	9,729	Ps.	19,367
Other current assets		28,141		30,692
Current assets from discontinued operations		-		39,896
Plant, property and equipment, net		115,436		120,793
Other assets		5,613		4,400
Goodwill		439		448
Net prepaid benefit obligations		13,462		17,693
Non-current assets from discontinued operations		-		78,179
Total assets	Ps.	172,820	Ps.	311,468

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	12,051	Ps.	5,863
Other current liabilities		22,040		20,507
Current liabilities from discontinued operations		-		27,886
Long-term debt		79,187		94,970
Employee benefits		185		234
Deferred taxes		21,813		17,267
Deferred credits		445		307
Long-term liabilities from discontinued operations		-		16,756
Total liabilities		135,721		183,790
Stockholders' equity
Majority stockholders' equity		37,059		125,054
Noncontrolling interest		40		2,624
Total stockholders' equity		37,099		127,678
Total liabilities and stockholders' equity	Ps.	172,820	Ps.	311,468

Peso vs dollar exchange rate at June 30, 2008: 10.2841

Operating Results

						% Inc. vs.
	2Q 2008	1Q 2008	4Q 2007	3Q 2007	2Q 2007	2Q 2007

Lines in service (thousand units)	17,660	17,795	17,800	18,157	18,202	(3.0)

Local traffic (million units)
Local calls	5,644	5,820	5,995	6,324	6,295	(10.3)
Interconnection minutes (A) (B)	11,482	11,364	11,476	11,678	11,373	1.0

Long distance traffic (million minutes)
Domestic long distance (A)	5,119	4,702	4,574	4,632	4,599	11.3
International long distance
(incoming and outgoing) (B)	2,188	2,093	2,228	2,392	2,445	(10.5)

Billed line equivalents 64kbps (thousands)	3,388	3,093	2,715	2,598	2,484	36.4
Internet (thousands)	4,075	3,648	3,321	3,147	2,923	39.4
Prodigy (Dial-up)	271	332	396	470	542	(50.1)
Infinitum (ADSL)	3,804	3,316	2,925	2,677	2,381	59.8

(A) Includes domestic long distance calling party pays traffic
(B) Includes international long distance calling party pays traffic

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the first quarter of 2008 and 2007.

Mexico Local Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%				%
		2Q2008		2Q2007	Inc.		6 months 08	6 months 07	Inc.
Revenues
Access, rent and measured service	Ps.	12,153	Ps.	13,495	(9.9)	Ps.	24,638	27,197	(9.4)
LADA interconnection		940		996	(5.6)		1,883	2,001	(5.9)
Interconnection with operators		369		411	(10.2)		747	797	(6.3)
Interconnection with cellular		3,122		3,761	(17.0)		6,249	7,336	(14.8)
Other		3,614		3,452	4.7		7,082	6,412	10.4
Total		20,198		22,115	(8.7)		40,599	43,743	(7.2)

Costs and expenses
Cost of sales and services		5,854		5,921	(1.1)		11,358	11,071	2.6
Commercial, administrative and general		4,591		4,385	4.7		8,856	8,474	4.5
Interconnection		2,249		2,717	(17.2)		4,357	5,351	(18.6)
Depreciation and amortization		2,852		2,986	(4.5)		5,733	6,012	(4.6)
Total		15,546		16,009	(2.9)		30,304	30,908	(2.0)

Operating income	Ps.	4,652	Ps.	6,106	(23.8)	Ps.	10,295	12,835	(19.8)

EBITDA (1)	Ps.	7,504	Ps.	9,092	(17.5)	Ps.	16,028	18,847	(15.0)

EBITDA margin (%)		37.2		41.1	(3.9)		39.5	43.1	(3.6)
Operating margin (%)		23.0		27.6	(4.6)		25.4	29.3	(3.9)

Mexico Long Distance Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		2Q2008		2Q2007	Inc.		6 months 08		6 months 07	Inc.
Revenues
Domestic long distance	Ps.	4,852	Ps.	5,296	(8.4)	Ps.	9,670	Ps.	10,368	(6.7)
International long distance		2,157	Ps.	2,818	(23.5)		4,305		5,603	(23.2)
Total		7,009	Ps.	8,114	(13.6)		13,975		15,971	(12.5)

Costs and expenses
Cost of sales and services		1,278		1,308	(2.3)		2,723		2,776	(1.9)
Commercial, administrative and general		1,456		1,427	2.0		2,735		2,685	1.9
Interconnection to the local network		1,877		2,304	(18.5)		3,753		4,552	(17.6)
Depreciation and amortization		571		604	(5.5)		1,112		1,161	(4.2)
Total		5,182		5,643	(8.2)		10,323		11,174	(7.6)

Operating income	Ps.	1,827	Ps.	2,471	(26.1)	Ps.	3,652	Ps.	4,797	(23.9)

EBITDA (1)	Ps.	2,398	Ps.	3,075	(22.0)	Ps.	4,764	Ps.	5,958	(20.0)

EBITDA margin (%)		34.2		37.9	(3.7)		34.1		37.3	(3.2)
Operating margin (%)		26.1		30.5	(4.4)		26.1		30.0	(3.9)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

Statement of cash flows
[ millions of nominal mexican pesos )
Six months
ended
June 30, 2008

Operating activities

Income before activities:	$16,515

Depreciation and amortization	9,034
Interest expense	3,398
Other items not requiring the use of cash	3,696
Total	32,643

Working capital	(9,816)
Net cash flows provided by by operating activities	22,827

Investing activities
investement in telephone plant	(3,539)
Other investments	(764)
Net cash flows used in investing activities	(4,303)

Excess of cash flows before financing activities	18,524

Financing activities
New loans	5,445
Repayment of loansAmortizaciones de financiamientos	(1,693)
Acquisition of shares	(8,564)
Dividen paid	(3,956)
Interest paid	(2,472)
Other items	(2,192)
Net cash flows used in financing activities	(13,432)

Net increase in cash and cash equivalents	5,092
Exchange difference of cash and cash equivalents	(61)
Cash and cash equivalents at begining of the periord	4,698
Cash and cash equivalents at end of the periord	$9,729

Income Statements of Communities with and without Presence of the Competition at June 30, 2008.
[ million of nominal Mexican pesos ]

	Communities	Communities
	with presence of	without presence of
	competition *	competition *	Total
Revenues
Local	$18,218	$6,802	$25,020
Domestic long distance	7,496	823	8,319
International long distance	3,561	637	4,198
Interconnection	8,287	1,278	9,565
Corporate networks	5,859	0	5,859
Internet	5,829	281	6,110
Others	2,860	116	2,976
Total revenues	52,110	9,937	62,047

Operating costs and expenses	18,307	7,290	25,597
Interconnection	5,944	930	6,874
Depreciation and amortization	6,091	2,943	9,034
Total	30,342	11,163	41,505

Operating income	$21,768	$(1,226)	$20,542

EBITDA (1)	$27,859	$1,717	$29,576

EBITDA margin (%)	53.5	17.3	47.7
Operating margin (%)	41.8	(12.3)	33.1

* Figures are estimated

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 22, 2008.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - Telmex Press Release: Second Quarter 2008.